

October 18, 2013

Via E-Mail
Christopher J. Cummings, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

> **Re:** **Kimber Resources Inc.**
> **Schedule TO-T filed on October 10, 2013**
> **Filed by Invecture Group, S.A. de C.V.**
> **File No. 5-81581**

Dear Mr. Cummings:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

1. We note that the bidder is conducting a tender offer for all of the shares of Kimber Resources, and that the bidder, as the company's largest shareholder, beneficially owns 19.1% of the shares of Kimber Resources. Please advise as to the applicability of Rule 13e-3 to the tender offer.

2. Please advise as to why Frontera Copper Corporation or Cobre Del Mayo S.A. de C.V. should not be included as bidders on the Schedule TO or revise to add these entities as filing persons. In this regard, we note that FCC negotiated the transaction and entered into a confidentiality agreement with Kimber and that CDM executed an engagement letter with Axemen with respect to the offer.

3. We note that you have disclosed some information regarding the directors and executive officers of the bidder in Appendix B. Please revise to include all of

the information required by Items 1003, 1005 and 1008 of Regulation M-A for each person specified in Instruction C to Schedule TO.

4. Please revise to describe whether a subsequent offering period will be available. Refer to Item 1004(a)(1)(iv) of Regulation M-A.

Withdrawal of Deposited Common Shares, page 8

5. Please revise to clarify, here and in the sixth full paragraph on page 25, that security holders have withdrawal rights until the expiration of the tender offer. Refer to Rule 14d-7(a)(1).

Conditions of the Offer, page 20

6. We note the disclosure in the second-to-last paragraph on page 21 relating to the bidder's failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidder fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidder's understanding on both points in your response letter.

Other Terms of the Offer, page 27

7. We note that the bidder reserves the right to transfer the right to purchase shares pursuant to the offer. Please confirm the bidder's understanding that any entity to which the bidder assigns the right to purchase shares in the offer must be included as a bidder in the offer. Including additional bidders may require the bidder to disseminate additional offer materials and to extend the term of the offer.

Background to the Offer, page 31

8. Please revise to describe any prior relationship or contacts with Kimber or its executive officers, directors, or major shareholders. Please describe the substance of the discussions at each meeting.

9. Please revise to describe why officers of FCC commenced discussions with Kimber and entered into a confidentiality agreement with Kimber. Please also describe the affiliation with CDM and why it executed an engagement letter with Axemen with respect to the offer.

The Offer, page 32

10. We note that the bidder will amend and extend the offer if the minimum tender condition is lowered to *less than* 50%. In addition, if the bidder decides to lower the minimum tender condition from $66 \, {}^2/_3 \%$ to 50%, the amendment would constitute a material change requiring that at least five business days remain in the offer after such amendment. Please also note that the bidder must expressly announce its decision in a manner reasonably calculated to inform security holders of the amendment or waiver. Please confirm the bidder's understanding. See Rule 14d-4(d).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: David S. Huntington, Esq.